Mr. Larry Spirgel
Assistant Director
Mail Stop 0407
U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      NTN Communications, Inc.
         Form 10-K for the fiscal year ended December 31, 2004
         File No. 1-11460

Dear Mr. Spirgel:

On behalf of NTN Communications, Inc. (the "Company"), this letter is being sent in response to the Staff's letter of comment dated May 24, 2005, with respect to the above-referenced Form 10-K. Set forth below are the Company's responses to the Staff's comments. As requested, the comments will be addressed in future filings as applicable. For the convenience of the Staff, each of the Staff's comments is set out immediately preceding the corresponding response.

Revenue Recognition, page F-12

Comment 1. We note your disclosure that arrangements for the transmission of the NTN iTV Network contain two deliverables; the installation of the equipment and the transmission of the network content. However, we also note on page 4 that the interactive content is stored on a site server equipped for satellite data reception at a subscriber's location. Additionally, the system requires the use of wireless playmakers which are provided by you. Tell us how you account for these additional deliverables including any related consideration received. Tell us if the arrangement also contains a lease and your consideration of EITF 01-8.

Response to comment 1.

The interactive content that is stored on a site server equipped for satellite data reception at a subscriber's location is not an additional deliverable from an accounting perspective. We transmit our ongoing network content to our customers either via satellite transmission or DSL. That content is generally sent on a "store forward" basis. The content typically resides on the hard drives of the site servers for up to a week before it is "pulled up" simultaneously at our customer sites across the country and is actually used in a game.

The  description  of  our  service  in  our  Service  Agreement  is as  follows:
"DESCRIPTION OF SERVICE: NTN is providing CUSTOMER the right during the Term to use at the Site ... the NTN iTV Network promotional and marketing entertainment

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service..." The standard system covered by our Service  Agreement allows for the use of our game content for a one-year period subject to renewals. The equipment that we provide in our initial installation is merely to facilitate the viewing of and interaction with our game content.

Our arrangements for the transmission of the NTN iTV Network contain two deliverables from an accounting perspective; the installation of our equipment for which we receive an upfront fee, and the transmission of our network content for which we receive monthly broadcast fees, which are separately identified in the Service Agreement. The term "deliverables" here is solely within the context of EITF 00-21 as it relates to determining elements for revenue recognition, however in and of itself the broadcast equipment or related installation is not the deliverable from the customer standpoint. The monthly broadcast fees therefore are primarily for the game content, which could not be accessed without the use of the site server and Playmakers(R). The broadcast fees are recognized as revenue on a monthly basis. As the installation deliverable does not have stand alone value to the customer, it does not represent a separate unit of accounting and therefore all installation fees received are deferred and recognized as revenue on a straight-line basis of 36 months, the estimated life of the customer relationship based on our historical experience.

Our Service Agreement with our customers does not include a lease. Our content is an intangible asset and according to paragraph 9 of EITF 01-8, "intangibles (for example, motion picture film licensing rights or workforce) ... may not be the subject of a lease." Since the game content is the primary element of our service and it is an intangible asset, our Service Agreement is not a lease per EITF 01-8.

Income Taxes, page F-20

Comment 2. We note your statement that approximately $508,000 of the valuation allowance, if realized, will be recognized as a credit to paid-in capital. Please provide us with more details and cite your basis in the accounting literature for your anticipated treatment of the valuation allowance.

Response to comment 2.

The $508,000 of valuation allowance referred to in our footnote represents a portion of our net operating loss carry-forward that relates to tax deductions taken for disqualifying dispositions of employee incentive stock options. The amounts were reported as income to our employees and taken as tax deductions on our federal tax return. The amounts were not expensed for book purposes. If that portion of the tax asset is eventually realized, the amount will be recognized as a credit to paid in capital in accordance with paragraphs 26 and 36e of FAS 109, as it represents the excess of the tax deduction over the amount reported for book purposes,

Media General Investment, pages F-24 - F-25

Comment 3. We note your statement that no allocation of fair value was made to the Buzztime warrants due to the lack of marketability of Buzztime common stock and limited convertibility into NTN common stock. Please:

   o Clarify the nature of Media General's conversion rights on the second and fourth anniversaries of the transaction date as well as its co-sale rights.

   o Tell us how your drag-along rights impact Media General's conversion rights.

   o Tell us how you considered whether your warrants have a beneficial conversion feature as addressed by Issue 13 of EITF 00-27.

Response to comment 3.

   o Media General ("MEG") has the right to convert each share of Buzztime common stock into two shares of NTN common stock (subject to adjustment) based upon the following terms as set forth in the Investor Rights Agreement. Upon the occurrence of any of (a) the second anniversary of the date of this Agreement, (b) the fourth anniversary of the date of this Agreement, (c) a sale of Buzztime, (d) bankruptcy, liquidation, dissolution or other insolvency proceeding of Buzztime, whether voluntary or involuntary or (e) if NTN elects to exercise its drag-along rights and the consideration to be received is not cash and/or securities tradeable without restriction on a national securities exchange or the Nasdaq national market or smallcap market (each, a "Trigger Event"), MEG shall have the option ("NTN Optional Exchange"), upon notice to Buzztime and NTN, to exchange each share of common stock issued under the warrants or the Licensing Agreement held by MEG (the "Buzztime Exchange Shares") into two fully paid and nonassessable shares of NTN common stock (the "NTN Exchange Shares") (as adjusted to reflect any forward or reverse stock splits, stock combinations, stock dividends, mergers or reclassifications affecting the common stock or the NTN common stock). The Investor shall have the right to exercise the NTN Optional Exchange only twice.

     We also note that the first Trigger Event of May 7, 2005 (two years after the MEG investment) has passed and MEG failed to make the Optional Exchange at that time. We will note this and whether MEG chooses to convert at the one later trigger point in our future filings.

     In the event a sale of Buzztime occurs, NTN shall have the right to require MEG to exchange all of its Buzztime Exchange Shares for NTN Exchange Shares. In the event a sale of Buzztime occurs and MEG holds all or any portion of the warrants, NTN shall have the right to require MEG to effect one or more of the following alternatives (as determined by MEG in its sole discretion): (i) to exercise all or any portion of its warrants, at which time NTN shall have the right to require MEG to exchange all of its resulting Buzztime Exchange Shares as provided above; (ii) to surrender and forfeit all or any portion of its warrants in lieu of exercising the warrants and exchanging the resulting Buzztime Exchange Shares; or (iii) to accept the consideration offered for all or any portion of the warrants by the purchaser in such a sale of Buzztime, if any.

     Should MEG choose to exercise its Buzztime warrant and then convert its Buzztime common stock into NTN common stock, they would initially receive their 500,000 shares of Buzztime common stock at a strike price of $3.46 per share and then convert that 500,000 shares of Buzztime common stock at a conversion ratio of $1.73 per NTN common share into 1,000,000 shares of NTN common stock.

     To clarify the nature of MEG's co-sale rights, if NTN proposes to effect any transaction that would result in the transfer of all or a portion of

     NTN's securities to any "person" upon specific terms and conditions (including a specified purchase price payable in cash or other property), then, as a condition to such transfer, NTN shall promptly notify MEG in writing of the terms and conditions of such purchase offer.

     MEG then has the right to participate in the sale of NTN's securities on the same specified terms and conditions of such purchase offer, including the price per share. To the extent MEG exercises such right of participation in accordance with the terms and conditions set forth below, the number of shares of the common stock (or securities from the Buzztime warrant convertible into such number of shares of common stock) that NTN may sell pursuant to such purchase offer shall be correspondingly reduced.

   o Our Drag-Along Rights operate as follows: In connection with a sale to any unaffiliated "person" by NTN of a majority or more of the shares of Buzztime's common stock on a fully-diluted basis, NTN shall have the right, at its election and in its sole discretion, to cause MEG to sell its securities in such sale to such person for the same price per share and upon the same terms and conditions as the sale by NTN to such person.

     In the event a sale occurs and MEG holds all or any portion of the Buzztime warrants, MEG may (i) exercise all or any portion of its warrants, at which time MEG's resulting common stock shall be subject to the terms and conditions set forth in such transfer notice unless MEG exercises its NTN Optional Exchange; (ii) surrender and forfeit all or any portion of its warrants in lieu of exercising the warrants; or (iii) accept the consideration offered for all or any portion of the warrants by the purchaser in such a sale, if any.

     The drag along rights do not change the strike prices and conversion ratios in any way.

   o The securities, including the shares of NTN common stock, and the Buzztime warrant were exchanged for $3,000,000 in cash. We ascribed the full $3,000,000 to the NTN common stock issued as we determined that the value of the Buzztime warrant was nominal. We determined that the Buzztime warrant was nominal based on the lack of marketability of Buzztime common stock and the very limited convertibility into NTN common stock. This determination was based upon a third party valuation. However, we did consider whether the warrants had a beneficial conversion feature as addressed by Issue 13 of EITF 00-27. Given the nominal difference between the $1.73 ultimate effective exercise price of the Buzztime warrant and the $1.77 market price of NTN common stock at the time of the transaction, we determined that the resulting beneficial conversion feature of approximately $40,000 was immaterial.

Comment 4. Tell us your basis for the valuation of the acquired Boxerjam game license.

Response to comment 4.

In the transactions with MEG, we received $3,000,000 in cash and the Boxergam game license and issued the NTN common stock and the warrants. The most determinable value of the consideration exchanged was the cash we received. The second most determinable value was the shares that we issued to MEG, which were valued at the closing price of the Company's stock on the date of the transaction. Since we determined that the value of the Buzztime warrant was nominal, the remainder of the consideration exchanged was assigned to the Boxerjam game license as that was the least determinable element of the transaction.

Specifically, we recorded both transactions with MEG (the $3,000,000 investment for 2 million shares and the Boxerjam license for 666,667 shares) at the fair value of the consideration exchanged on May 6, 2003. We used the publicly traded stock price, as of the date of the transactions, of $1.77 per share to determine the (2,666,667 share times $1.77 =) $4,720,000 fair value of the shares issued in both transactions. Since the consideration of the investment transaction was the $3 million invested by MEG and the value of the associated Buzztime warrant was considered to be nominal, the consideration allocated to the acquired Boxerjam game license was the remainder of the $4.72 million after subtracting the $3.0 million investment, or $1.72 million.

Breakaway International, page F-29

Comment 5. We note that you included deferred revenue as a liability assumed in connection with the Breakaway acquisition. Tell us your basis for recognition and measurement of the subject liability. Refer to EITF 01-3.

Response to comment 5.

We did consider EITF 01-3 in our accounting of the Breakaway acquisition. According to paragraph 3 of EITF 01-3, "The Task Force observed that under existing accounting principles, the acquired entity might have deferred recognition of revenue for a variety of reasons. The Task Force reached a consensus that the acquiring entity should recognize a liability related to the deferred revenue of an acquired entity only if that deferred revenue represents a legal obligation assumed by the acquiring entity (a legal performance obligation)."

Breakaway had several deferred revenue accounts on its books at the date of acquisition. We analyzed each liability account to determine whether it represented a legal obligation assumed by the Company. The account "deferred revenue - software" recorded on Breakaway's financial statements showed a balance of $332,784. The deferred revenue Breakaway had recorded in this account related to the entire arrangement fee(for both software license and post contract support, or PCS) for which VSOE was not achieved and therefore the entire arrangement fee was deferred and recognized ratably over the PCS period in accordance with SOP 97-2. We concluded that the fair value of the obligation to provide ongoing customer support represented approximately 20% of the total deferred revenue and the remaining 80% was the license component itself and had no future obligation associated with it (i.e. was deferred solely due to lack of VSOE for the undelivered element, PCS). Therefore, we recorded as deferred revenue the 20%, or approximately $67,000, attributable to ongoing customer support.

The remainder of the deferred revenue liability that we recorded in purchase accounting represented the fair value of the obligation that we acquired related to either annual or quarterly PCS renewal contracts which had been paid for at the inception of the maintenance period. In accordance with EITF 01-03, this deferred revenue represents the fair value of the legal obligation assumed by the Company to provide ongoing PCS through the remaining terms of the respective contracts.

Segment Information, pages F-31 to F-33

Comment 6. Please disclose the amount of goodwill assigned to each segment. Refer to paragraph 45 of SFAS 142.

Response to comment 6.

The amount of goodwill assigned to each segment was as follows:

                                               2004               2003
------------------------------------       ------------       ------------
Goodwill:
  NTN iTV Network                               974,000            875,000
  NTN Wireless                                  449,000            390,000
  NTN Software Solutions                      2,235,000          2,225,000
------------------------------------       ------------       ------------
  NTN Hospitality Technologies                3,658,000          3,490,000
   division
------------------------------------
  Buzztime                                           --                 --
------------------------------------       ------------       ------------
    Total Goodwill                          $ 3,658,000       $  3,490,000
                                            ===========       ============

We will incorporate this information in our future filings.

Part II, Item 9A, Controls and Procedures, page 39

Comment 7. We note your statement in the Form 10-K that, "[e]xcept as disclosed above, there has been no change in [y]our internal control over financial reporting..." Note that you may not qualify your conclusion; rather, you should take any changes into account when making your conclusion about changes in your internal control over financial reporting. Therefore, amend your disclosure to definitively conclude whether or not your disclosure controls and procedures were effective, without qualification. If you conclude that they were effective, include disclosure explaining why your material weakness did not affect your ability to conclude that your disclosure controls and procedures were effective. Please also address this comment with respect to your qualifying disclosure in your March 31, 2005 Form 10-Q. See Question 5 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6,
2004)available on our web site at http://www.sec.gov/info/acountants/controlfaq 1004.html.

Response  to  comment 7.

We desired to make clear that the only material weakness identified was that of the inadequate documentation of the design and testing of controls over relevant assertions. In light of the guidance and the comment, we will amend our disclosure in future filings as follows:

With respect to our Form 10-K, we concluded that inadequate documentation of the design and testing of controls over relevant assertions related to certain significant accounts and disclosures as of December 31, 2004, constituted a material weaknesses within the meaning of the Public Company Accounting Oversight Board's Auditing Standard No. 2. Based upon their evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of the end of the period covered by that report in providing reasonable assurance of achieving the desired control objectives.

Due to the continued existence of that material weakness, with respect to our March 31, 2005 Form 10-Q, based on our management's evaluation (with the participation of our CEO and CFO), as of the end of the period covered by that report, our CEO and CFO have concluded that our disclosure controls and procedures were not effective. Until the material weakness is remediated we will conclude that our disclosure controls and procedures were not effective.

Item 4. Controls and Procedures, page 23

Comment 8. It is not clear whether, in making your conclusions, your certifying officers considered all information described in the definition of "disclosure controls and procedures" because you chose to pair your conclusions with only a portion of the definition in Exchange Act Rule 13a-15(e). As a result, please revise your disclosure to clarify whether your certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure.

Response to comment 8

In evaluating "disclosure controls and procedures" our certifying officers considered whether such controls and procedures were effective to ensure that information required to be disclosed in the reports that we filed or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure. We will add additional clarifying language in future filings referencing "disclosure controls and procedures" to make this more clear.

Comment 9. Describe the "improved controls and processes" you have been "designing and implementing" as part of your remediation efforts.

Response to comment 9

We are redrafting our internal control policies and related test scripts generally to a detail level closer to the desk procedure level to allow a more precise understanding of our processes and controls. We are also expanding and refining our testing methodologies to reflect that greater level of detail in our documentation.

This letter also confirms that:

   o The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

   o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

   o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We wish to request that all future correspondence be sent directly to the attention of Stanley Kinsey, the Company's Chief Executive Officer.

Sincerely,

/s/ James B. Frakes

Chief Financial Officer
NTN Communications, Inc.